SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NOTICE CONCERNING ADDITIONAL PURCHASE OF PLDT (A PHILIPPINE TELECOMMUNICATIONS COMPANY) SHARES BY NTT DOCOMO

On January 22, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning additional purchase of Philippine Long Distance Telephone Company’s shares by its subsidiary, NTT DoCoMo Inc.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached financial information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: January 22, 2008

January 22, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Notice Concerning Additional Purchase of PLDT (a Philippine telecommunications company)

shares by NTT DoCoMo

During the period from March 2007 through January 22, 2008 NTT DoCoMo Inc. (“NTT DoCoMo”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), raised its stake in Philippine Long Distance Telephone Company (“PLDT”), the largest telecommunications company in the Philippines, to 13.34% of the outstanding common stock of PLDT. During this period, NTT DoCoMo acquired 12,532,214 additional shares of PLDT’s outstanding common stock, or 6.64% of PLDT’s outstanding common stock, for 86.7 billion Japanese yen, or approximately 760 million U.S. dollars. The combined holdings of NTT DoCoMo and NTT Communications Corporation, also a subsidiary of NTT, are now 20.03% of the outstanding common stock of PLDT. Please see the attached for further details.

For further inquiries please contact:

(Mr.) Ichiya or (Mr.) Kusumi
Global Business Strategy Office,
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5191

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

NTT DoCoMo Increases Stake in Philippine Long Distance Telephone

TOKYO, JAPAN, January 22, 2008 — NTT DoCoMo, Inc. announced today that during the period from March 2007 through January 22, 2008 it raised its stake in Philippine Long Distance Telephone Company (PLDT), the largest telecommunications company in the Philippines, to 13.34% of the outstanding common stock of PLDT. During this period, DoCoMo acquired 12,532,214 additional shares of common stock of PLDT, or 6.64% of the outstanding common stock of PLDT, for 86.7 billion Japanese yen, or approximately 760 million U.S. dollars.

The combined holdings of DoCoMo and NTT Communications Corporation, a sister company in the NTT Group, are now 20.03% of the outstanding common stock of PLDT.

DoCoMo, beginning with its initial acquisition of 12,633,486 shares of PLDT (6.7% of the outstanding common stock of PLDT) from NTT Communications in March 2006, has been steadily increasing its stake as part of the building of its comprehensive partnership with PLDT. The increased stake also enables DoCoMo to book the investment using the equity method and reclassify PLDT as an affiliate.

The investment also strengthens DoCoMo’s business tie-up with Smart Communications, Inc. (SMART), PLDT’s wholly-owned mobile communications subsidiary. Working with SMART, DoCoMo intends to develop mutually beneficial technologies and services, including international roaming between Japan and the Philippines.

For further information, please contact:

Shuichiro Ichikoshi or Shinya Yokota

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves over 53 million customers, including 40 million people subscribing to FOMA, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Attachment

Details of DoCoMo’s Increased Investment in PLDT

1.	Objectives for Raising Stake

•	Enhance PLDT’s business development in the Philippines by making it an affiliated company of DoCoMo.

•	Expand business opportunities for DoCoMo.

•	Enhance international roaming services between Japan and the Philippines.

2.	Transactions

Duration of share purchase: March 2007 — January 2008

No. of additional shares purchased: 12,532,214 (6.64% of PLDT’s outstanding common stock)

Shares now held by DoCoMo: 25,165,700 (13.34% of PLDT’s outstanding common stock)

Combined holdings of DoCoMo and NTT Communications: 20.03%

Total purchase price for additional shares: JPY86.7 billion (US$760 million*)

* At the exchange rate of JPY114.15 to US$1.00.

3.	Breakdown of PLDT Ownership

* First Pacific is a Hong Kong-based investment and management company.

4.	Philippine Long Distance Telephone Company

Representative: Napoleon L. Nazareno

Headquarters: Manila, Republic of the Philippines

Employees: 28,219 (PLDT Group total in 2006)

Business: Provider of fixed-line telecommunications in the Philippines

Consolidated Operating Revenue in 2006*: 127.5 billion pesos (US$2.6 billion*)

Consolidated Net Income in 2006*: 33.6 billion pesos (US$685 million*)

5.	Smart Communications, Inc.

Representative: Napoleon L. Nazareno

Headquarters: Manila, Republic of the Philippines

Business: Provider of wireless telecommunications in the Philippines

Wireless Operating Revenue in 2006*: 80.4 billion pesos (US$1.64 billion*)

* Source: Published financial data in conformity with U.S. GAAP (at the exchange rate of Php49.045 to US$1.00)